Exhibit 99.1

Foresight Announces Fourth Quarter and Full Year 2019 Financial Results

NESS ZIONA, Israel — March 12, 2020 — Foresight Autonomous Holdings Ltd., an innovator in automotive vision systems (Nasdaq and TASE: FRSX), today reported financial results for the fourth quarter and full year 2019. Foresight ended the fourth quarter of 2019 with $10.1 million in cash and short-term deposits.

The Company reported GAAP net loss of $4.37 million for the fourth quarter of 2019, and non-GAAP net loss for the same period of $4 million.

“Foresight completed 2019 with a series of positive developments, as our QuadSight® vision system continued to gain commercial interest as well as award recognition,” said Haim Siboni, Foresight’s CEO. “Through our continued use of technological demonstrations and prototype system sales, we have introduced new capabilities to the QuadSight system in accordance with the needs and requests of our potential customers. We believe that a closer evaluation our unique technology by potential customers may lead to future collaborations in integration and production, as well as additional orders and proof of concept projects. Our successful performance is also demonstrated in the accomplishments of our subsidiary, Eye-Net Mobile Ltd., and our affiliate, Rail Vision Ltd., as we continue to develop technological advancements across multiple markets. Both Eye-Net Mobile and Rail Vision achieved significant technological progress in the fourth quarter of 2019, and we believe that both companies can expect commercial agreements in 2020.”

Fourth Quarter 2019 Financial Results

●	Research and development (R&D) expenses, net for the three months ended December 31, 2019 were $3,203,000, compared to $2,160,000 in the three months ended December 31, 2018. The increase is attributed mainly to the reorganization of the field application engineering department from the sales and marketing department to the R&D department, and due to increasing subcontracted services.

●	General and administrative (G&A) expenses for the three months ended December 31, 2019 were $803,000, compared to $882,000 in the three months ended December 31, 2018. The decrease is attributed primarily to a decrease in payroll and related expenses and to a decrease in share-based payment to employees and to non-employees.

●	GAAP net loss for the three months ended December 31, 2019 was $4,370,000, compared to GAAP net loss of $9,414,000 in the three months ended 2018. The decrease is attributed mainly to a revaluation of other investments in the three months ended December 31, 2018.

●	Non-GAAP net loss for the three months ended December 31, 2019 was $4,018,000, compared to non-GAAP net loss of $4,060,000 in the three months ended December 31, 2018. A reconciliation between GAAP net loss and non-GAAP net loss is provided following the financial statements that are part of this release. Non-GAAP results exclude the effect of stock-based compensation expenses.

Year Ended 2019 Financial Results

●	R&D expenses, net for the year ended December 31, 2019 were $10,210,000, compared to $8,638,000, in the year ended December 31, 2018. The increase is mainly attributed to increasing subcontracted services and an increase in travel expenses, offset by payroll and related expenses.

●	G&A expenses for the year ended December 31, 2019 were $3,469,000, compared to $3,696,000 in the year ended December 31, 2018. The decrease is mainly attributed to a decrease in payroll and related expenses and to a decrease in share-based payment to employees and to non-employees.

●	GAAP net loss for the year ended December 31, 2019 was $15,439,000, compared to GAAP net loss of $14,657,000 in the year ended December 31, 2018. The increase is attributed mainly to the increase in R&D expenses.

●	Non-GAAP net loss for the year ended December 31, 2019 was $13,476,000, compared to non-GAAP net loss of $15,004,000 in the year ended December 31, 2018. A reconciliation between GAAP net loss and non-GAAP net loss is provided following the financial statements that are part of this release. Non-GAAP results exclude the effect of stock-based compensation expenses, revaluation of other investments and revaluation of derivative warrant liability expenses.

	Year ended December 31,		Three months ended December 31,
(thousands of U.S. dollars)	2019	2018	2019	2018
GAAP Results
Net loss	$(15,439)	$(14,657)	$(4,370)	$(9,414)
Non-GAAP Results
Net loss	$(13,476)	$(15,004)	$(4,018)	$(4,060)

Balance Sheet Highlights

●	Cash and short-term deposits totaled $10.1 million as of December 31, 2019, compared to $15.7 million on December 31, 2018.

●	Investments in our affiliated company Rail Vision totaled $6.7 million as of December 31, 2019, compared to $7.9 million (comprised of investment in Rail Vision totaling $7.6 million and other investments totaling $0.3 million) as of December 31, 2018. The decrease is attributed primarily the expiration of Rail Vision’s warrants during the year ended December 31, 2019, and by equity in net loss of Rail Vision’s results in 2019.

●	GAAP shareholders’ equity totaled $16.3 million as of December 31, 2019, compared to $23.6 million as of December 31, 2018.

●	Non-GAAP shareholders’ equity totaled $16.6 million as of December 31, 2019, compared to $23.3 million as of December 31, 2018.

A reconciliation between GAAP shareholders’ equity results and non-GAAP shareholders’ equity results is provided following the financial statements that are part of this release. Non-GAAP results exclude revaluation of other investments.

Fourth Quarter and Recent Corporate Highlights:

●	Foresight Receives Order of QuadSight® Prototype from American Division of Leading South Korean Vehicle Manufacturer: Following a series of successful technological demonstrations in the United States in July 2019, the American division of a leading South Korean vehicle manufacturer ordered a prototype of Foresight’s QuadSight® four-camera vision system targeting the semi-autonomous and autonomous vehicle market. The prototype system sale may lead to additional system orders for mass production following successful evaluation.

●	Foresight Conducts Technological Demonstrations of QuadSight® Vision System in Germany: In October 2019, Foresight conducted multiple successful technological demonstrations of its QuadSight vision system for vehicle manufacturers (OEMs) and Tier One suppliers in Germany. The technological demonstrations were performed for two leading German OEMs, two German Tier One suppliers, one German defense OEM, and one French Tier One supplier. Following the demonstrations, each OEM and Tier One supplier expressed interest in purchasing a QuadSight prototype for further evaluation.

●	Foresight Participates at CES 2020: Foresight presented a live demonstration of the QuadSight® vision system’s capabilities at CES 2020 in Las Vegas. Visitors to Foresight’s booth were able to witness the major technological improvements achieved in the QuadSight system during several live daily demonstrations. Foresight also presented a live broadcast from the Company’s demo center in Israel, further proving the system’s ability to detect any obstacle in harsh weather and lighting conditions.

●	Eye-Net Mobile Launches SDK Configuration of Cellular-Based Accident Prevention Solution at CES 2020: Eye-Net presented the software development kit (SDK) configuration of its Eye-Net Protect accident prevention solution for the first time at CES 2020 in Las Vegas in January 2020. The SDK configuration of Eye-Net Protect indicated commercial engagement readiness, demonstrating the solution’s potential for integration in leading location-based applications. Eye-Net Mobile also revealed its new Eye-Net Protect driving simulator at CES 2020, offering visitors a driver’s seat experience of V2X protected driving.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), the Company's earnings release contains non-GAAP financial measures of net loss for the period that exclude the effect of stock-based compensation expenses, the revaluation of other investments and revaluation of derivative warrant liability, and non-GAAP financial measures of shareholders’ equity that excludes the effect of the revaluation of other investments. The Company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company's ongoing operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensor systems for the automotive industry. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The Company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the Advanced Driver Assistance Systems (ADAS), the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses its belief that a closer evaluation of its technology by potential customers may lead to future collaborations in integration and production, as well as additional orders and proof of concept projects, , continuing to develop technological advancements across multiple markets, future commercial agreements for Eye-Net Mobile and Rail Vision, that prototype system sales and demonstrations may lead to additional system orders for mass production following successful evaluation, and that it predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 20, 2019, and in any subsequent filings with the SEC. Based on the projected cash flows and its cash balances as of December 31, 2019, Foresight’s management is of the opinion that without further fund raising it will not have enough resources to enable it to continue advancing its activities for a period of at least 12 months. As a result, there is substantial doubt about Foresight’s ability to continue as a going concern. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of December 31, 2019	As of December 31, 2018
ASSETS

Current assets:
Cash and cash equivalents	$4,827	$3,158
Short Term Deposits	5,233	12,506
Marketable equity securities	23	23
Other Investments	-	345
Other current receivables	613	471
Total current assets	10,696	16,503

Non-current assets:
ROU asset	1,278	-
Investment in affiliate company	6,729	7,568
Fixed assets, net	631	787
	8,638	8,355

Total assets	$19,334	$24,858

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$498	$344
Operating lease liability	411	-
Other accounts payables	1,130	947
Total current liabilities	2,039	1,291

Operating lease liability	1,007	-

Total liabilities	3,046	1,291

Shareholders’ equity:

Common shares of NIS 0 par value;	-	-
Additional paid-in capital	65,681	57,521
Accumulated deficit	(49,393)	(33,954)
Total shareholders’ equity	16,288	23,567

Total liabilities and shareholders’ equity	$19,334	$24,858

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2019	2018	2019	2018
Research and development expenses, net	(10,210)	(8,638)	(3,203)	(2,160)

Marketing and sales	(1,350)	(987)	266	(212)

General and administrative expenses	(3,469)	(3,696)	(803)	(882)

Operating loss	(15,029)	(13,321)	(3,740)	(3,254)

Equity in net loss of an affiliated company	(839)	(2,905)	(671)	(793)

Financing income (expenses), net	429	1,569	41	(5,367)

Net loss	(15,439)	(14,657)	(4,370)	(9,414)

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2019	2018	2019	2018

Net cash used in operating activities
Profit (Loss) for the Period	(15,439)	(14,657)	(4,370)	(9,414)

Adjustments to reconcile profit (loss) to net cash used in operating activities:	3,578	3,184	1,319	6,143

Net cash used in operating activities	(11,861)	(11,473)	(3,051)	(3,271)

Cash Flows from Investing Activities
Changes in short term deposits	7,273	(337)	2,835	(4,397)
Investment in affiliate company	-	(5,065)	-	(586)
Proceeds from other investments	21	-	-	-
Purchase of fixed assets	(103)	(733)	(30)	(22)

Net cash provided by (used in) investing activities	7,191	(6,135)	2,805	(5,005)

Cash flows from Financing Activities:
Issuance of ordinary shares and warrants, net of issuance expenses	6,521	11,208	-	-
Exercise of warrants and options, net of issuance expenses	-	159	-	-

Net cash provided by financing activities	6,521	11,367	-	-

Effect of exchange rate changes on cash and cash equivalents	(182)	(237)	3	262

Increase (decrease) in cash and cash equivalents	1,669	(6,478)	(243)	(8,014)
Cash and cash equivalents at the beginning of the period	3,158	9,636	5,070	11,172

Cash and cash equivalents at the end of the period	4,827	3,158	4,827	3,158

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

Adjustments to reconcile profit (loss) to net cash used in operating activities:	year ended December 31,		Three months ended December 31,
	2019	2018	2019	2018
Share-based payment	1,638	2,040	352	420
Depreciation	259	235	66	62
Revaluation of derivative warrant liability	1	(2,071)	-	(78)
Equity in loss (gain) of an affiliated company	839	2,905	671	793
Revaluation of securities	-	(1)	13	1
Revaluation of other investments	324	(316)	-	5,012
exchange rate changes on cash and cash equivalents	182	237	(3)	(262)

Changes in assets and liabilities:
Decrease (increase) in other receivables	(142)	11	160	55
Increase (decrease) in Trade payables	154	14	(177)	121
Change in operating lease liability	110	-	5	-
Increase in other accounts payable	213	130	232	19
Adjustments to reconcile profit (loss) to net cash used in operating activities	3,578	3,184	1,319	6,143

FORESIGHT AUTONOMOUS HOLDINGS LTD.

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	As of December 31, 2019	As of December 31, 2018
GAAP Shareholders' equity	16,288	23,567
Revaluation of other investments	324	(316)
Non-GAAP Shareholders' equity	16,612	23,252

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands

	Year ended December 31		Three months ended December 31,
	2019	2018	2019	2018
GAAP operating loss	(15,029)	(13,321)	(3,740)	(3,254)
Stock-based compensation in research and development	568	621	126	130
Stock-based compensation in sales and marketing	214	196	62	53
Stock-based compensation in general and administrative	856	1,223	164	237
Non-GAAP operating loss	(13,391)	(11,281)	(3,388)	(2,834)

GAAP Financing income (expenses), net	429	1,569	41	(5,367)
Revaluation of other investments	324	(316)	-	5,012
Revaluation of derivative warrant liability expense (income)	1	(2,071)	-	(78)
Non-GAAP Financing income (expenses), net	754	(818)	41	(433)

GAAP net profit (loss)	(15,439)	(14,657)	(4,370)	(9,414)
Stock-based compensation expenses	1,638	2,040	352	420
Revaluation of other investments	324	(316)	-	5,012
Revaluation of derivative warrant liability expenses (income)	1	(2,071)	-	(78)
Non-GAAP net loss	(13,476)	(15,004)	(4,018)	(4,060)